Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
                                                            (919) 379-4300

Alliance One International Reports Increased Sales and Adjusted EBITDA for Fiscal Year 2016 First Quarter Results

Morrisville, NC - August 5, 2015 - Alliance One International, Inc. (NYSE: AOI) today announced results for its first fiscal quarter ended June 30, 2015.

Highlights

- Sales and other operating revenues increased 5.9% to $263.8 million driven by increased volumes resulting from the timing of shipments from South America and increased customer demand for Asian tobacco.
- Gross profit decreased 2.6% to $34.2 million and gross margin as a percentage of sales also decreased from 14.1% to 13.0% as a result of a $3.5 million increase in foreign currency hedging costs and change in product mix.
- Selling, general and administrative expenses decreased 4.4% to $30.0 million mainly due to lower travel costs as well as reduced legal and professional fees.
- Adjusted EBITDA increased 2.7% to $14.4 million this year.
- Total debt less cash decreased $80.7 million to $1,164.1 million, when compared to the prior year, driven by an 8.7% inventory reduction to $926.0 million on reduced market prices for green tobacco and a slow start to the current buying season.
- Global restructuring and efficiency improvement program initiated in March 2015 is on track to deliver $30.0 to $35.0 million of anticipated end-state recurring annualized savings with 75.0% to 80.0% of targeted actions to be enacted by the end of September 2015.

President and Chief Executive Officer's Comments

Pieter Sikkel, President and Chief Executive Officer said, "Global markets are still in oversupply with some regions beginning to tighten. Market prices paid in U.S dollars for suppliers' green tobacco have again been generally lower this year, and conditions highlighted since the end of fiscal year 2014 when global oversupply was building have continued. We anticipate that oversupply will further correct through the current crop cycle. Despite global oversupply and reduced average sales prices, our sales for the first quarter improved 5.9% versus last year to $263.8 million primarily due to increased volumes shipped from South America and enhanced customer demand for Asian products. South American and African markets have been delayed by 4 to 6 weeks this year mainly related to weather. As a result, we have experienced a slow start that is expected to improve through the year with sales building each subsequent quarter and resulting in improved full-year revenue and adjusted EBITDA when compared to last fiscal year.

"Gross profit decreased 2.6% to $34.2 million and gross profit as a percentage of sales also decreased to 13.0% this year from 14.1% last year, driven by Brazilian Real hedging expense, change in product mix, customer processing requirements and the weather-related delay in crop timing. Mainly as a result of changes in Brazilian Real/U.S. Dollar exchange rates versus our hedging plans, gross profit this year included $1.4 million of foreign currency hedging expense, compared to $2.1 million of foreign currency hedging gains last year, or a $3.5 million change. Benefits from Brazilian Real depreciation versus the U.S. dollar that resulted in hedging expense in the first quarter are expected to be recognized as current Brazilian crop purchases and inventory are sold through later this fiscal year.

"Working capital and cash cycle improvements are focal areas again this year. Our improved cost structure and well positioned inventories are important elements. Inventories are positioned below our internal plan at $926.0 million, 8.7% below last year's quarter-end, with uncommitted inventories above our stated range of $50.0 million to $150.0 million. Our inventory position has benefited from reduced market prices for green tobacco and the slow start to the current buying season. Additionally, our goal remains to reduce year-end inventory levels when compared to last year.

Mr. Sikkel concluded, "We continue to make progress toward our global plans and strategies. Those plans include investing in sustainable tobacco production where appropriate returns are achievable, eliminating costs from the supply chain and optimizing our global footprint to match future customer requirements. We have made solid progress in all these initiatives during the quarter and expect execution of these plans to improve our results and shareholder value."

Performance Summary for the First Fiscal Quarter Ended June 30, 2015

Sales and other operating revenues increased 5.9% to $263.8 million primarily due to a 16.6% increase in volumes resulting from the timing of shipments from South America and increased customer demand for Asian sourced tobacco. Changes in currency and product and customer mix lowered average sales prices and average tobacco costs on a per kilo basis.

Gross profit decreased 2.6% to $34.2 million and gross margin as a percentage of sales also decreased from 14.1% to 13.0% as a result of the change in product mix and the effect this quarter of $1.4 million of foreign currency hedging expense compared $2.1 million of foreign currency hedging gains last year. Benefits from Brazilian Real depreciation versus the U.S. dollar that resulted in hedging expense in the first quarter are expected to be recognized as the Brazilian crop is sold later this fiscal year.

Selling, general and administrative expense decreased 4.4% to $30.0 million mainly driven by lower travel costs as well as reduced legal and professional fees.

Restructuring and asset impairment charges in the first quarter were $2.9 million and primarily attributable to impairment of advances to tobacco suppliers and property in Africa, due to our restructuring initiative that began in the fourth quarter of last fiscal year.

As a result operating income decreased $2.7 million to $1.9 million when compared to last year, and included $2.9 million of restructuring and impairment costs.

Interest costs increased 2.9% from the prior year to $27.7 million mainly due to higher amortization of debt costs and lower average borrowings that were offset by higher average rates.

Cash taxes paid increased 134.2% to $6.2 million and our effective tax rate was 5.6% this year compared to 13.9% last year.

Earnings Per Share

For the first quarter ended June 30, 2015, the Company reported a net loss of $22.9 million, or $(2.58) per basic share, compared to a net loss last year of $18.6 million, or $(2.12) per basic share.

Liquidity and Capital Resources

As of June 30, 2015, available credit lines and cash were $689.0 million comprised of $163.9 million in cash and $525.1 million of credit lines including $11.5 million exclusively for letters of credit, all consistent with internal expectations.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as they may permit.

Fiscal Year 2016, First Quarter Financial Results Investor Call

A conference call is scheduled to report financial results for the first fiscal quarter ended June 30, 2015, on August 5, 2015 at 5:00 P.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com 15 minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 8:00 P.M. ET, August 5th through 8:00 P.M. ET August 10th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 1002797. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause Alliance One's results to differ materially from those expressed or implied by forward-looking statements can be found in Alliance One's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

-MORE-

		Three Months Ended June 30,	
(in thousands, except per share data)		2,015	2014
Sales and other operating revenues		$263,812	$249,017
Cost of goods and services sold		229,598	213,913
Gross profit		34,214	35,104
Selling, general and administrative expenses		29,939	31,325
Other income		586	800
Restructuring and asset impairment charges		2,948	-
Operating income		1,913	4,579
Interest expense (includes debt amortization of $2,244 and $1,552 for the three months in 2015 and 2014, respectively)		27,691	26,922
Interest income		1,374	1,351
Loss before income taxes and other items		(24,404)	(20,992)
Income tax benefit		(1,362)	(2,914)
Equity in net income (loss) of investee companies		132	(485)
Net loss		(22,910)	(18,563)
Less: Net income (loss) attributable to noncontrolling interests		(7)	55
Net loss attributable to Alliance One International, Inc.		$ (22,903)	$ (18,618)
Loss per share:			
Basic		$ (2.58)	$ (2.12)
Diluted		$ (2.58)	$ (2.12)
Weighted average number of shares outstanding:			
Basic		8,862	8,799
Diluted		8,862	8,799

RECONCILIATION OF ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("ADJUSTED EBITDA")(1)

(Unaudited)

		Three Months Ended June 30,	
(in thousands)		2015	2014
U.S. GAAP - Net loss attributable to Alliance One International, Inc.	$	(22,903) $	(18,618)
Plus: Interest expense		27,691	26,922
Plus: Income tax expense (benefit)		(1,362)	(2,914)
Plus: Depreciation and amortization		7,064	7,500
EBITDA(1)		10,490	12,890
Plus: Abnormal unrecovered advances to suppliers(2)		430	463
Plus: Reserves for doubtful customer receivables		-	204
Plus: Non-cash employee stock based compensation		813	731
Less: Other income		586	800
Plus: Restructuring and asset impairment charges		2,948	-
Plus: Debt retirement expense (income)		-	-
Plus: Amortization of basis difference - CBT investment(3)		321	550
Adjusted EBITDA(1)	$	14,416 $	14,038

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") are not measures of results of operations under generally accepted accounting principles in the United States ("U.S. GAAP") and should not be considered as an alternative to other U.S. GAAP measurements. We have presented EBITDA and Adjusted EBITDA to adjust for the items identified above because we believe that it would be helpful to the readers of our financial information to understand the impact of these items on our reported results. This presentation enables readers to better compare our results to similar companies that may not incur the sporadic impact of various items identified above. Management acknowledges that there are many items that impact a company's reported results and this list is not intended to present all items that may have impacted these results. EBITDA, Adjusted EBITDA and any ratios calculated based on these measures are not necessarily comparable to similarly - titled measures used by other companies or appearing in our debt obligations or agreements.

(2) Unrecovered amounts expensed directly to cost of goods and services sold in the income statement for abnormal yield adjustments or unrecovered amounts from prior crops. Normal yield adjustments are capitalized into the cost of the current crop and are expensed as cost of goods and services sold as that crop is sold.

(3) Related to a former Brazilian subsidiary that is now deconsolidated following the completion of a joint venture in March 2014.